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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------

                         BARRETT RESOURCES CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          RESOURCES ACQUISITION CORP.,
                          A WHOLLY-OWNED SUBSIDIARY OF

                          THE WILLIAMS COMPANIES, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))
                            ------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   068480201

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           WILLIAM G. VON GLAHN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          THE WILLIAMS COMPANIES, INC.
                              ONE WILLIAMS CENTER
                             TULSA, OKLAHOMA 74172
                           TELEPHONE: (918) 573-2000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                WITH A COPY TO:

                             MORRIS J. KRAMER, ESQ.
                           RICHARD J. GROSSMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                            TELEPHONE: 212-735-3000

                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
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
                    $1,221,326,646                                            $244,265
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

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,730,502 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $73.00 in cash. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** The filing fee was paid on May 14, 2001.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                       Filing party: N/A
Form or Registration No.: N/A                     Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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      This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the
"Schedule TO"), filed initially with the Securities and Exchange Commission on May 14, 2001, relates to the offer by Resources Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc., a Delaware corporation ("Williams"), to purchase 16,730,502 shares of the common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the "Shares") of Barrett Resources Corporation, a Delaware corporation ("Barrett Resources"), at $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal, each dated May 14, 2001, of Purchaser previously filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 3. Identity and Background of Filing Person.

      Item 3 of the Schedule TO is hereby amended by the following information:

      Schedule I to the Schedule TO, Section A.1. on page 49 of the Offer to Purchase is hereby amended as follows:

      Mr. Keith E. Bailey has been a director of Williams since 1988.

      Schedule I to the Schedule TO, Section A.2. on page 51 of the Offer to Purchase is hereby amended as follows:

      Mr. Keith E. Bailey has been an officer of Williams since 1992.

      In addition, the information set forth opposite the name of Mr. Cuba Wadlington, Jr. under the heading "Current Position and Principal Occupation or Employment; Material Positions Held During Last Five Years" is hereby deleted in its entirety and amended and restated as follows:

        "Executive Officer of Williams since 2000. Executive Vice President of Williams since March 2001. Chief Executive Officer of Williams Gas Pipeline Company LLC since 2000. Director of Williams Communications Group, Inc. until April 23, 2001."

Item 12. Exhibits.

      Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

      (a)(10) Form of Notice from U.S. Trust Company, N.A. to Participants in the Barrett Resources Corporation Retirement Savings Plan, dated as of May 14, 2001, including the associated Instruction Form to be used by such Participants.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RESOURCES ACQUISITION CORP.

                                          By: /s/ RALPH A. HILL
                                          --------------------------------------
                                          Name: Ralph A. Hill
                                          Title: Senior Vice President

                                          THE WILLIAMS COMPANIES, INC.

                                          By: /s/ KEITH E. BAILEY
                                          --------------------------------------
                                          Name: Keith E. Bailey
                                          Title: Chairman, President and Chief
                                                 Executive Officer

Dated: May 16, 2001

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------
(a)(10)   Form of Notice from U.S. Trust Company, N.A. to Participants in the Barrett Resources Corporation Retirement Savings
          Plan, dated as of May 14, 2001, including the associated
          Instruction Form to be used by such Participants.